UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-13790 CUSIP Number: 404132
(Check One):      ☐ Form 10-K       ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: June 30, 2006
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
HCC Insurance Holdings, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
13403 Northwest Freeway
Address of Principal Executive Office (Street and Number)
Houston, Texas 77040-6094
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Following the recent widespread publicity regarding the granting of stock options, in the second quarter of 2006, HCC Insurance Holdings, Inc. (the “Company”) initiated a voluntary internal review of its stock option grant practices. This voluntary review found that in some instances the grant date may differ from the date used to record certain prior option grants. Based on its preliminary internal review, the Company does not believe that the financial statement impact of the items identified would be material to its consolidated financial statements but can provide no assurance that material items will not be identified during the completion of its internal review.
The Audit Committee has retained independent outside counsel to conduct a more extensive review, which is currently in process. In addition, management is continuing its internal review. Due to the volume of data subject to these reviews, outside counsel has not yet completed its assessment and the Audit Committee has not reached any preliminary or final conclusions about the Company’s stock option practices, the related accounting treatment or the Company’s internal controls related to stock option practices. As a result, the Company was not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 within the time period prescribed by the report.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Christopher L. Martin (Name)	(713) (Area Code)	690-7300 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).
☑ Yes     ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☑ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HCC Insurance Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

HCC INSURANCE HOLDINGS, INC.
Date: August 9, 2006	By:	/s/ Christopher L. Martin
Christopher L. Martin,
Executive Vice President and General Counsel